Exhibit 99.4

NICE Actimize Positioned as Category Leader in Chartis Research “Watchlist
Monitoring Solutions, 2022 Market Update and Vendor Landscape” Report

Scoring best-in-class in data methodology, NICE Actimize’s Watchlist solution manages the complexities of the evolving sanctions landscape

Hoboken, NJ, July 11, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been positioned as a Category Leader in the inaugural Chartis Research “Financial Crime Risk Management Systems: Watchlist Monitoring Solutions, 2022 Market Update and Vendor Landscape” report among a competitive field of 24 vendors. Chartis Research, part of Infopro Digital, is a leading provider of research and analysis on the global market for risk technology.

To secure a complimentary copy of this report, please click here.

NICE Actimize was positioned as the highest-ranking software provider in the Chartis RiskTech Quadrant for Watchlist Monitoring Solutions across the report’s Market Potential axis, which measures customer satisfaction, market presence, growth strategy, business model, and financials. NICE Actimize also achieved best-in-class scores across the report’s Completeness of Offering axis for data methodology, which enables it to address the complexities of increased sanctions requirements, as well as in reporting and audit trail capabilities. NICE Actimize’s advanced capabilities in solution deployment and packaging, as well as its speed and real-time capabilities, were also recognized in the report.

Serving as the foundation for data-driven, advanced screening and monitoring processes, NICE Actimize’s WL-X screening solution expedites customer onboarding while reducing friction to ensure regulatory compliance. The advanced solution also offers best-in-class detection, featuring advanced facial biometrics, intelligent payment parsing in compliance with ISO20022 and advanced culture/name matching technology.

“NICE Actimize’s status as a category leader for watchlist screening and monitoring solutions reflects its strengths in three key areas,” said Nick Vitchev, Research Director at Chartis. “The breadth of its products across all of the core areas of watchlist screening and monitoring, as well as continuous investment in R&D, has led to a significant and measurable impact on KPIs such as false positive rates, combined with an ability to solve broad and complex customer challenges across a growing number of sectors and geographies.”

“With the increasing emphasis on sanctions monitoring in today’s global regulatory climate, financial institutions using legacy watchlist monitoring solutions may not be able to keep up with the demanding requirements,” said Craig Costigan, CEO, NICE Actimize. “Addressing this focus on sanctions, and delivering precision in matching and detection requirements, NICE Actimize's AI-powered screening solution accurately identifies risk to ensure compliance.”

NICE Actimize’s WL-X watchlist screening solution features real-time and on-demand sanctions screening for parties and payments that leverages AI and biometrics to match and screen against global sanctions, politically-exposed persons (PEPs), adverse media and other lists. The solution also orchestrates and aggregates list data from premium and public sources with internal lists providing full auditability to ensure accurate screening.

For  more information on NICE Actimize’s Entity-Centric Anti-Money Laundering Solutions and its WL-X watchlist screening capabilities, please click here.

About Chartis
Chartis Research is the leading provider of research and analysis on the global market for risk technology. It is part of Infopro Digital, which owns market-leading brands such as Risk and WatersTechnology. The goal of Chartis Research is to support enterprises as they drive business performance through improved risk management, corporate governance, and compliance, and to help clients make informed technology and business decisions by providing in-depth analysis and actionable advice on virtually all aspects of risk technology.

RiskTech Quadrant®, RiskTech100® and FinTech QuadrantTM are registered trademarks of Infopro Digital Services Limited (http://www.chartis-research.com).

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors; assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.